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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 2001.	REGISTRATION NO. 333-68994

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NATIONAL VISION, INC.
(Exact Name of Issuer as Specified in its Charter)

Georgia (State or Other Jurisdiction of Incorporation or Organization)	5990 (Primary Standard Industrial Classification Code Number)	58-1910859 (I.R.S. Employer Identification Number)

296 Grayson Highway
Lawrenceville, GA 30045
(770) 822-3600
 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

MITCHELL GOODMAN, ESQ.
Senior Vice President, General Counsel
296 Grayson Highway
Lawrenceville, GA 30045
(770)  822-4208
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
 DAVID A. STOCKTON, ESQ.
Kilpatrick Stockton LLP
1100 Peachtree Street, N.E.
Atlanta, Georgia 30309-4530
(404) 815-6500

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  /_/

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   /_/  ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  /_/  _______________

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.  /_/

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated December 20, 2001

Prospectus

___________________________________

1,964,664 Shares of Common Stock

$47,289,000 of 12% Senior Secured Notes due 2009

__________________________________

National Vision, Inc., formerly known as Vista Eyecare, Inc., is registering 1,964,664 shares of our common stock, par value $0.01 per share and an aggregate principal amount of $47,289,000 of our 12% Senior Secured Notes due 2009  that are being offered by some of our shareholders who are identified later in this prospectus. We will not receive any of the proceeds of any sale of our common stock or our notes. Our notes are subordinated to our credit facility.

Our common stock is traded under the symbol "NVI" and our Notes are traded under the symbol "NVI.A" on The American Stock Exchange.

You should consider carefully the risk factors
beginning on page 2 of this prospectus.

___________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or
 complete.   Any representation to the contrary is a criminal offense.

The date of this prospectus is December ___, 2001.

RISK FACTORS

An investment in our common stock  and our notes involves a significant degree of risk. Prospective investors should carefully consider all of the information contained in this prospectus, including the following factors that may affect our current operations and future prospects.

Our recent emergence from bankruptcy may adversely affect our relationships with our vendors and customers.

On May 31, 2001, we emerged from bankruptcy pursuant to our First Amended Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code, filed by Vista Eyecare, Inc. and Certain of its Debtor Subsidiaries, as modified by the Modification to First Amended Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code, filed by Vista Eyecare, Inc. and Certain of its Debtor Subsidiaries and First Amended Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code, Filed by Frame-N-Lens Optical, Inc.; Midwest Vision, Inc.; New West Eyeworks, Inc., and Certain of Their Debtor Subsidiaries, collectively referred to in this prospectus as the Plan. Our various relationships with our venders and our customers may be adversely affected by our past reliance on the protections afforded by Chapter 11. In addition, we continue to go through the process of disputing some claims by potential unsecured creditors pursuant to our rights under the Plan. The dispute process may divert the time and resources of our management that could otherwise be used in running our business.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under our notes.

As a result of the issuance of our notes, we are highly leveraged. The notes are subordinated to our credit facility. Assuming the issuance of all of our notes and after giving effect to the establishment of our credit facility, we had:

    total indebtedness of $120 million represented by the notes, and total availability, as of December 14, 2001, of $6.6 million under our credit facility, subject to the borrowing limitations set forth in the credit facility.

Our ability to pay or refinance our indebtedness, including our ability to repay the notes, or to fund capital expenditures will depend on our future performance. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based upon our current level of operations, we believe that our cash flow from operations, available cash, and available borrowings under our credit facility, will be adequate to meet our future liquidity needs for at least the next several years. A decrease in revenues, coupled with the borrowing base limitation contained in our credit facility, could require us to postpone capital expenditures.

We cannot assure you that our business will generate sufficient cash flow from operations, that revenue growth will be realized or that future borrowings will be available under our credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs.

Our substantial indebtedness could have important consequences to you. For example, it could:

    make it more difficult for us to satisfy our obligations under the notes, increase our vulnerability to general adverse economic and industry conditions, limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, require us to dedicate a substantial portion of our cash flow from operations to the payment of our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures or other general corporate purposes, limit our flexibility in planning for, or reacting to, changes in our business and our industry, place us at a competitive disadvantage compared to competitors that have less debt, and limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds. Our failure to comply with the covenants in the indenture under which our notes were issued or our credit facility would result in an event of default which, if not cured or waived, could have a material adverse effect on us.

A substantial number of our vision centers are located in Wal-Mart stores. Our ability to continue to generate revenue depends on our continued relationship with Wal-Mart.

In connection with our emergence from Chapter 11 reorganization, we have sold all of our free standing vision centers, the revenues and expenses of which are reflected in our Annual Report on Form 10-K for the fiscal year ended December 30, 2000. We are substantially dependent on Wal-Mart and its affiliates for our current operations. The following chart shows, as of December 14, 2001, the number of our vision centers that are in Wal-Mart stores and the total number of our vision centers:

Category	Number
Total Vision Centers	507
Wal-Mart Locations	400
Wal-Mart Mexico	31

In addition, vision centers located in Wal-Mart stores accounted for substantially all of the earnings before interest, taxes, depreciation and amortization of the vision centers that we continue to own after the sale of our free standing vision centers for the fiscal year ended December 30, 2000. Vision centers in Wal-Mart stores rely largely on customer traffic generated by the Wal-Mart host store. Our agreement with Wal-Mart does not require Wal-Mart to maintain any existing Wal-Mart store or to open new ones.

Our agreement with Wal-Mart gives us the right to open at least 400 vision centers, including those already open. We have reached that number. Wal-Mart is under no obligation to provide us with additional vision center leases. However, our agreement with Wal-Mart also provides that, if Wal-Mart converts its own store to a "supercenter," which is a store that contains a grocery department in addition to the traditional Wal-Mart store offering, and relocates our vision center as part of the conversion, the term of our lease begins again. We believe that Wal-Mart may in the future convert many of its stores and thereby cause many of our leases to start again. There were 14 conversions of Wal-Mart stores in which we run vision centers into "supercenters" in the year 2000, and 18 of these conversions prior to 2000. We have received no assurances from Wal-Mart as to how many of their locations will ultimately be converted.

Our agreement with Wal-Mart provides for a nine-year base term at each vision center that begins at opening and gives us a three-year extension option. Wal-Mart is under no obligation to provide us with any further extensions. Forty-eight vision centers have base terms that expire in 2001 under our Wal-Mart agreement, all of which have been extended, and another forty-six have base terms that expire in 2002, which we have the option to extend. More base terms will expire in subsequent years. As each base term expires, we determine whether to exercise our three-year extension options for our Wal-Mart vision centers. We make those decisions based upon various factors, including, for example:

    the sales levels of each vision center,
    the estimated future profitability of each vision center, and the increased minimum license fees charged by Wal-Mart during the option period.

We must exercise our extension option for any Wal-Mart vision center at least six months before its initial license expires. We expect to extend the licenses for a substantial majority of these vision centers. We cannot assure you, however, how many licenses we will actually extend.

In each of the next several years, increasing numbers of vision centers under our Wal-Mart agreement will have their base terms expire. Our rental obligations to Wal-Mart will increase in the three-year option period. We will need to continue to improve sales at these vision centers. If we do not, our rent as a percent of sales will increase significantly during the option period. Alternatively, we may choose not to exercise the extension options.

We cannot control our expansion in our host stores, including Wal-Mart, beyond those currently under contract. Although we periodically discuss expansion opportunities with each host, we cannot assure you that any host will offer to extend our current agreements or offer us additional vision centers. Nor can we assure you that any renewal or new store offer will be on terms similar to those in our current agreements. Wal-Mart operates its own optical division. After we have opened 400 locations pursuant to our Wal-Mart agreement, Wal-Mart may allocate its future vision centers entirely to its own optical division.

Our lack of growth could make it difficult for us to make payments on our notes, and could adversely affect the price of our common stock.

Average revenues in our Wal-Mart vision centers are approximately $550,000 per center per year. Average revenues in the other vision centers that we continue to own after the sale of our free standing vision centers are less that $300,000 per center per year. The expiration of our leases with Wal-Mart will cause a reduction in our revenues, which we may not be able to replace with revenues generated by other vision centers.

Our sales revenues could decrease in the future as Wal-Mart leases expire. It is unlikely that we will be able to open enough new vision centers under our Fred Meyer and military contracts to compensate for the loss of the revenues generated by Wal-Mart vision centers for which our leases expire. We expect that our expenses, however, will increase over time. A combination of lower sales and higher expenses would adversely affect our ability to repay or refinance our notes, all or any of which may have an adverse effect on the price of our common stock.

The use of net operating loss carryforwards may be subject to limitations.

In conjunction with our historical results from operations, emergence from Chapter 11 and the disposition of our free standing operations, we  incurred significant net operating losses. These losses are expected to result in significant net operating loss carryforwards, the amount of which has not yet been finally determined. Our  net operating losses that were realized prior to our emergence from Chapter 11 are subject to substantial limitation under Section 382 of the Internal Revenue Code of 1986.   If our  net operating losses realized after our emergence from Chapter 11 are subject to substantial limitation because of a future change of control of the company or for other reasons, our cash tax costs  would increase and have an adverse effect on our ability to repay the notes.

Your right to receive payments on our notes will be junior to our borrowings under our credit facility, which could adversely affect our ability to pay off the notes.

Our indebtedness under our credit facility is secured by liens against substantially all of our assets. In the event of a default on our secured indebtedness, or a bankruptcy, liquidation or reorganization of the company and our subsidiaries, these assets will be available to satisfy obligations with respect to the secured indebtedness before they can be used to satisfy our obligations under our notes.  Therefore, there may be insufficient assets remaining for us to pay off the notes in full.

The terms of our credit facility and the indenture under which our notes were issued restrict our corporate activities.

Our credit facility contains various restrictive covenants and requires us to maintain specified financial ratios and satisfy financial tests, such as:

    minimum requirements of earnings before interest, taxes, depreciation and amortization in our credit facility of (1) $6 million for the fiscal quarter ending September 29, 2001, (2) $11 million for the two fiscal quarters ending December 29, 2001, (3) $17 million for the three fiscal quarters ending March 30, 2002, and (4) $19.6 million for the four fiscal quarters ending June 29, 2002 and for each four quarter period ending on the last day of each fiscal quarter for the remainder of the term of our credit facility, and minimum fixed charge coverage ratios of 1.0 to 1.0.

Our ability to meet these financial ratios and tests may be affected by events beyond our control, and we cannot assure you we will meet these tests. In addition, our credit facility and our indenture limit our ability to take action with respect to:

    capital expenditures,
    investments,
    indebtedness,
    liens,
    dividends,
    loans,
    prepayments of other indebtedness,
    mergers, acquisitions or sales of assets,
    changes in business activities,
    transactions with affiliates, and

    issuance of equity.

Our breach of any of these covenants could result in an event of default under our credit facility. If a default occurs, our lender can declare our indebtedness, both principal and interest, immediately due and payable, and could terminate its commitment to make future advances. In addition, a default under the indenture could cause the principal and accrued interest on the notes to become due and payable. The restrictions in the indenture and the credit facility will likely restrict our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes. Our indebtedness requires substantial debt service payments and, with respect to the indenture, mandatory redemptions of principal, which may restrict our ability to use our operating cash flow for capital expenditures and other working capital requirements. We have pledged substantially all of our assets under our credit facility and under the indenture. If we fail to repay all amounts declared due and payable, our lender and then the holders of our notes could proceed against the collateral granted to it to satisfy our obligations. It is likely that our assets would be insufficient to repay in full that indebtedness and our other indebtedness, including the notes.

We are required by our indenture to make mandatory redemptions of principal owing on our notes if we generate excess cash flow, which may have an adverse impact on our common stock.

The indenture requires mandatory redemptions of principal out of the excess cash flow that we may generate biannually.   There can be no assurances that we will generate enough excess cash flow to make any mandatory redemptions. Prepayments of principal on the notes, if any, will prevent us from having excess cash to reinvest in our business, and could adversely affect the price of our common stock.

Further issuances of our common stock and our notes could adversely affect their trading prices.

We issued a total of 5,000,000 shares of our common stock and $120,000,000 aggregate principal amount of our notes to creditors pursuant to the Plan. As of the date of this prospectus, less than all of the shares of common stock and the notes have been distributed to creditors who can trade them on The American Stock Exchange. Some of the shares of common stock and notes have been held in reserve for distribution to creditors upon the resolution of claims that we have disputed in the bankruptcy court. Although no issuances of securities other than pursuant to the Plan are currently contemplated, except grants of stock options or other stock awards pursuant to employee benefit plans that are in place, further issuances of our common stock and notes in the future could take place. These issuances could cause adverse changes in the trading prices of the common stock and the notes.

The holders of our common stock may exercise significant control over us.

Former holders of our old Senior Notes due 2005, including the initial selling holders under this prospectus, held a large majority of our unsecured debt in bankruptcy, and thus are the initial holders of a majority of our common stock. If holders of significant numbers of shares of our common stock act as a group, these holders could be in a position to control the outcome of corporate actions requiring shareholder approval, including the election of directors.

Holders of our common stock and our notes may elect to sell large blocks of common stock or notes, which may have an adverse effect on the price of our common stock and our notes.

Our former unsecured creditors received our common stock and our notes in exchange for their claims against us. Some or all of the holders of our common stock and notes may prefer to liquidate their investment rather than hold the securities on a long-term basis. The possibility that one or more of the holders of significant numbers of shares of our common stock or a large principal amount of our notes may determine to sell all or a large portion of their shares of our common stock or their notes in a short period of time may adversely affect the market price of the common stock or notes. Partially for that reason, there can be no assurance as to the degree of price volatility in any trading market that may develop for the common stock and the notes. As a result, no assurance can be given that any holder of our common stock or our notes will be able to sell them or at what price any sale may occur. No assurance can be given as to the market price, if any, that will prevail for our common stock in the future. If a market were to exist for our notes, they may trade at prices higher or lower than their face value, depending upon many factors, including, without limitation, the prevailing interest rates, markets for similar securities, industry conditions and the performance of, and investor expectations for us.

Our common stock and our notes have all been issued but not distributed. Further distributions will be made pursuant to the Plan as disputed claims are resolved. Distributions of our common stock and our notes to people that decide to sell them immediately could cause sudden adverse changes in the trading prices of our common stock and our notes.

 The public market for our securities has existed for a limited period of time.

Our common stock was previously listed on the NASDAQ Small Cap Market under the ticker symbol "VSTA." It was delisted on May 9, 2000 because its price dropped below $1.00 for a period of 30 days. Pursuant to the Plan, the old shares of our stock were deemed cancelled, terminated, and of no further force and effect as of May 31, 2001. 5,000,000 shares of our common stock were issued to former unsecured creditors in accordance with the terms of the Plan. The public market for our common stock being registered by this prospectus was initiated by listing on the AMEX on August 27, 2001, and the public market for our notes being sold under this prospectus was initiated by listing on the AMEX on August 27, 2001. The price of our common stock has declined very significantly since its original listing date. There can be no assurance that an active trading market for our common stock or our notes will develop or be sustained or that the market price of our common stock or our notes will not further decline.

Our common stock may be delisted from The American Stock Exchange, referred to as the AMEX, if it does not maintain certain listing standards.

Our recent operating history, including our filing of and emergence from Chapter 11, has caused the price of our securities to be depressed. In addition, the general market for securities has been severely depressed in recent quarters. The price of our common stock has declined very significantly since its original listing date. The rules of the AMEX allow the exchange to delist securities if the AMEX determines that a company’s securities fail to meet guidelines with respect to corporate net worth, the aggregate market value of shares, or price per share. In light of our recent operating history specifically, and the market conditions for stocks in general, we cannot assure purchasers of our common stock or notes that we will continue to meet the requirements of the AMEX. If we are unable to continue to satisfy these criteria, the AMEX may begin procedures to remove our common stock or notes from the exchange. If our common stock or notes are delisted, a trading market may no longer exist, and the ability of shareholders to buy and sell common stock or notes may be materially impaired.

We have not declared dividends in the past, and do not anticipate doing so in the near future, which may adversely affect the price of our common stock.

Our credit facility and our indenture prohibit the payment of cash dividends without the consent of the lender and the holders of the notes, respectively. We have never declared or paid any dividend on our capital stock. We currently anticipate that all of our earnings, if any, will be retained for payment of the principal amount of the notes, and then for development of our business, and do not anticipate paying any cash dividends in the foreseeable future.

A change in interest rates could adversely affect us.

We borrow long-term debt under our credit facility at variable interest rates. We therefore incur the risk of increased interest costs if interest rates rise.

The retail eyecare industry is extremely competitive. Failure to attract customers will depress our earning and may adversely affect our ability to repay the notes and the price of our common stock.

The retail eyecare industry is extremely competitive. We compete with national companies such as Lenscrafters and Cole; we also compete with numerous regional and local firms. In addition, optometrists, ophthalmologists, and opticians provide many of the same goods and services we provide. The level and intensity of competition can vary dramatically depending on the particular market. We believe that we have numerous competitive advantages, such as our everyday low pricing, product selection, and quality and consistency of service.

We also compete for managed care business. Our competition for this business is principally the larger national and regional optical firms. Competition for this business is driven by size of provider network, quality and consistency of service, and by pricing of vision care services. We have one of the largest networks in the country and believe that the size of the network gives us a competitive advantage.

Several of our competitors have significantly greater financial resources than we do. As a result, they may be able to engage in extensive and prolonged price promotions which may adversely affect our business. They may also be able spend more than we do for advertising. If we are not able to maintain our market share of the retail optical industry, our business will suffer. A decline in our earnings could adversely affect the price of our common stock and the notes, and our ability to repay the notes

Federal and state governments extensively regulate the health care and insurance industries. A finding that we have violated existing regulations, or future adverse changes in those regulations, could negatively affect our business and its prospects, our ability to repay the notes, and the price of our common stock and our notes.

Both federal and state governments extensively regulate the delivery of health care, including relationships among health care providers such as optometrists and eyewear providers like us. Many states prohibit business corporations from practicing medicine or controlling the medical judgments or decisions of physicians. States often also prohibit various financial arrangements, such as splitting fees with physicians. The legality of our relationships with opticians and independent optometrists has been and may continue to be challenged from time to time. Regulations vary from state to state and are enforced by both courts and regulatory authorities, each with broad discretion. A ruling that we have violated these laws could, for example, result in:

    censure,
    delicensing of optometrists,
    civil or criminal penalties, including large civil monetary penalties, invalidation or modification of our agreements with optometrists and opticians, or an order requiring us to change our business practices.

These consequences could have an adverse effect on our business, which could impact the price of our common stock and notes and impact our ability to repay the notes. Also, changes in our relationships with independent optometrists and opticians could adversely affect our relationship with Wal-Mart or our other host stores. Local ordinances (such as zoning requirements) can also impose significant burdens and costs of compliance. Frequently, our competitors sit on state and local boards. Our risks and costs of compliance are often increased as a result. All of these matters could cause our business to suffer, our ability to repay the notes to be adversely affected, and the trading price of our common stock and notes to decline.

The fraud and abuse provisions of the Social Security Act and anti-kickback laws and regulations adopted in many states prohibit soliciting, paying, receiving or offering any compensation for making, or causing someone to make, referrals of patients, items or services in some circumstances. The Social Security Act also imposes significant penalties for false or improper Medicare and Medicaid billings. Many states have adopted similar laws applicable to any payor of health care services. We must also comply with federal laws such as the Health Insurance Portability Act of 1996 (which governs our participation in managed care programs) and the Food and Drug Administration Act (which regulates medical devices such as contact lenses). In addition, the Stark Self-Referral Law restricts referrals for Medicare or Medicaid covered services where the referring physician has a financial relationship with the service provider. In some cases, the rental of space constitutes a financial relationship under this law. Many states have adopted similar self-referral laws which are not limited to Medicare or Medicaid reimbursed services. Violations of these laws may result in substantial civil or criminal penalties, including double and treble civil monetary penalties, and in the case of federal laws, exclusion from the Medicare and Medicaid programs. These kinds of exclusions and penalties, if applied to us, could have a material adverse effect on our business, which could adversely affect the price of our common stock and our notes, and our ability to repay the notes.

We do not have employment agreements with key management. The departure of key executives could adversely affect our business.

We depend on the continuing efforts of our executive officers and senior management. The departure of these individuals in significant numbers could adversely affect our business and prospects if we are unable to attract and retain qualified replacements. We do not currently have employment agreements with any personnel, including key executive officers and management. However, we offer our executives and management bonus and stock-based incentives related to our performance.

Failure to have independent vision care professionals available in or near our vision centers would adversely affect our ability to win managed care and host store contracts, and could prevent us from operating in some states.

Our business and marketing strategies emphasize the availability of independent optometrists in close proximity to our vision centers. Typically, we contract with at least one licensed optometrist to occupy a space in or adjacent to each of our stores. Additionally, our agreement with Wal-Mart contemplates that we will make optometrists available at least 48 hours per week if permitted by law. Some states require that licensed opticians be present when eyeglasses or contact lenses are fitted or dispensed. In some markets it may be difficult for us to attract and retain optometrits if our vision centers generate low sales. Any difficulties or delays in securing the services of vision care professionals could adversely affect our business and our relationship with our host stores. Consequences of difficulty or delay could include termination of our host store licenses for those vision centers, and imposition of legal sanctions against us, including closure of vision centers without licensed professionals.

Our retail business may suffer if we fail to keep sufficient licensed optometrists available in our vision centers, which may adversely affect our ability to repay our notes and the price of our common stock and notes.

Historically, if there is no licensed optometrist available to give eye exams, our retail business has suffered. In some markets, it can be difficult to hire or keep vision care professionals on staff in our vision centers. Failure to maintain a staff of qualified vision care professionals may cause our customers to go elsewhere to provide for their optical needs, which would have an adverse effect on our business.

Our success increasingly depends on our ability to develop and maintain relationships with managed vision care companies.

An increasing percentage of patients receive health care coverage through managed care payors. As this trend continues, our success will increasingly depend on our ability to negotiate contracts with health maintenance organizations referred to as HMOs, employer groups and other private third party payors. We cannot assure you that we will be able to establish or maintain satisfactory relationships with managed care and other third party payors. Many managed care payors have existing provider structures in place that they may be unable or unwilling to change. Our inability to enter into arrangements with managed care payors in the future could have a material adverse affect on our business.

We have established a network of optometrists and other providers located in or adjacent to our stores in order to enhance our ability to contract with managed care payors for both professional services and retail eyewear supplies. Currently, approximately 10% of our revenues are received from managed care payors. We expect this percentage to increase in the future. Managed care contracts include a variety of reimbursement methods, such as capitation (or risk basis) and fee for service. Our contracts with managed care companies on the one hand, and with networks of optometrists and other providers on the other, are subject to federal and state regulations, for example:

Insurance Licensure. Most states impose strict licensure requirements on companies that engage in the business of insurance, including health insurance companies and HMOs. Many licensing laws mandate strict financial and other requirements which we may not be able to meet, were we deemed to be an engaging in the business of insurance. Additionally, the licensure process can be lengthy and time consuming.

Any Willing Provider Laws. Some states require managed care payors to include any provider who is willing to abide by the terms of the payor’s contracts. Some states also prohibit termination of providers without cause. Other states are considering similar requirements. These kinds of laws limit our ability to develop effective managed care provider networks.

Antitrust Laws. A range of antitrust laws apply to us and our provider network. These laws prohibit anti-competitive conduct, including price-fixing, concerted refusals to deal, and divisions of markets. We cannot assure you that our operations will not be challenged on antitrust grounds in the future.

Proposed reforms may affect our earnings and may adversely affect our business.

There have been numerous reform initiatives at the federal and state levels relating to the payment for and availability of healthcare services. We believe that these initiatives will continue for the foreseeable future. If adopted, some of these reforms could adversely affect our earnings, and may adversely affect our business.

We rely on third parties to pay many of our customers’ costs.

A significant portion of medical care in the United States is funded by government and private insurance programs, such as Medicare, Medicaid and corporate health insurance plans. According to government projections, more medical beneficiaries who are significant consumers of eye care services will enroll in managed care organizations. Governmental and private third party payors are trying to contain medical costs by:

    lowering reimbursements,
    imposing use restrictions and risk-based compensation arrangements, redesigning benefits, and
    exploring more cost-effective methods of health care delivery.

These cost containment efforts may lead to limitations or reductions in reimbursement for eye care services, which would adversely affect our future sales. Additionally, some reimbursement programs require us to collect payment from third party payors. Our inability to fully collect reimbursable amounts could adversely affect cash flow generated from operations.

We depend on reliable and timely reimbursement of claims we submit to third party payors. There are risks we may not be paid on a timely basis, or that we will be paid at all. Some plans have complex forms to complete. Sometimes our staff may incorrectly complete forms, delaying our reimbursement. These delays can hurt our cash flow and also force us to write-off more of these accounts receivable.

New advances may reduce the need for our products or allow other manufacturers to produce eyewear at lower cost than we can.

Technological advances in the eyecare industry, such as new surgical procedures or medical devices, could reduce the demand for our products. Corneal refractive surgery procedures such as laser surgery, radial-keratotomy and photo-refractive keratectomy may change the demand for our products. The development of new drugs may have a similar effect. Technological advances such as wafer technology and lens casting may make our current lens manufacturing method uncompetitive or obsolete. The number of individuals electing Lasik and similar surgical procedures has dramatically increased each year, which could significantly decrease demand for our goods and services. These and other medical and technological advances may have a material adverse effect on our operations.

We have begun to roll out a new point of sale system, which may cause us to lose sales.

We have begun to roll out a new point of sale system. Although we have not experienced any problems to date, there are risks that the new system will not function as planned. In addition, we could lose sales because employees are unfamiliar with the system or because they have difficulty using it.

A prolonged economic downturn could have an adverse impact on us.

We believe that a weakening economy may cause an increase in the period of time between repurchases of our retail products by the average consumer; since customers may see replacement purchases of eyeglasses and contact lenses as non-essential. An extension of the repurchase cycle for our retail products would reduce the number of sales of our retail products. Lower sales of our retail products would reduce our revenues, which could adversely affect both our ability to pay off the notes and the price of our common stock and notes.

Operating in other countries presents special risks that may affect our results of operations.

Our Mexican operations face risks substantially similar to those we face in our Wal-Mart stores, including dependence on the host store and limits on expansion. We cannot assure you that our Mexican operations will be able to attain profitability.

Our foreign operations expose us to all of the risks of investing and operating in foreign countries generally, including:

    differing regulatory, political and governmental environments, currency fluctuations,
    high inflation,
    price controls,
    restrictions on profit repatriation,
    generally lower per capita income and spending levels,
    import duties and value-added taxes, and
    difficulties of cross-cultural marketing.

Our Articles of Incorporation, By-Laws and shareholder rights agreement contain provisions that make it more difficult to effect a change in control of the company, which may adversely affect the price of our common stock.

Provisions of our Articles of Incorporation and By-Laws could discourage tender offers or other transactions that would result in shareholders receiving a premium over the market price for our common stock. These include provisions:

    authorizing the issuance of preferred stock without shareholder approval, requiring a supermajority shareholder vote in various circumstances, restricting who may call a special meeting of shareholders, permitting our board of directors to consider constituencies in addition to the shareholders, and requiring shareholders to comply with various procedures in connection with any shareholder proposals or director nominations.

Our shareholder rights agreement provides us with a defensive mechanism that decreases the risk that a hostile acquirer will attempt to take control of us without negotiating directly with our board of directors. It is meant to prevent an acquirer from gaining control of us by paying an inadequate price or by using coercive techniques. The shareholder rights agreement may discourage acquirers from attempting to purchase us, which may adversely affect the price of our common stock.

We may not have the ability to raise the funds necessary to finance the change of control repurchase contemplated by our indenture.

Upon some changes of control of the company, holders of our notes have the right to require us to repurchase all or a portion of the notes. If a change of control occurs, we cannot assure you that we will have sufficient funds to repurchase all of the notes tendered. Our failure to repurchase tendered notes would be an event of default under our indenture. Changes of control are also restricted by, and constitute a default under, our credit facility. If the lender under our credit facility were to accelerate our obligations due to a default, it would have a priority claim to the proceeds from the sale of our assets that secure the credit facility.

Our adoption of "Fresh Start" accounting may make evaluating our financial position and results of operations, as compared to prior periods, more difficult.

Due to our emergence from bankruptcy pursuant to the Plan, we implemented "fresh start" accounting as of June 2, 2001. In accordance with fresh start accounting, all assets and liabilities were restated to reflect their respective fair values.  As a result, the consolidated financial statements for our reorganized company starting on and going forward from June 2, 2001 will not be comparable to our consolidated financial statements for the periods prior to June 2, 2001. The change in our accounting principles may make it more difficult to compare our operations to prior periods.

Our operating history since our emergence from bankruptcy may be insufficient to evaluate our financial condition based on our financial statements.

  Our operating history since we emerged from bankruptcy is limited.  Our financial statements since the implementation of “fresh start” accounting may be insufficient to draw proper conclusions about our future ability to generate profits and to make payments on the notes.

Earnings were insufficient to cover fixed charges in the four month period ended September 29, 2001.

 The ratio of earnings to fixed charges is intended to provide an indication of our ability to meet our obligations for interest payments. The deficiency in the ratio of earnings to fixed charges for the four  month period ended September 29, 2001 may indicate that we may be unable to meet our future interest obligations.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission  covering our common stock and our notes that the selling holders may offer for resale. The SEC’s file number for that registration statement is 333-68994.

We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For information on the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. You can also obtain reports, proxy statements, and other information regarding issuers that file electronically with the SEC from the SEC’s Internet site (http://www.sec.gov).

The SEC allows us to "incorporate by reference" information filed with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be a part of this prospectus. In addition, information we file with the SEC in the future will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement. Any information so updated or superseded shall not be deemed, except as so updated or superseded, to be a part of this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of our common stock and notes described in this prospectus are sold or the offering of the common stock and the notes covered by this prospectus is terminated:

  Quarterly Report on Form 10-Q for the quarter ended September 29, 2001, filed with the SEC on November 13, 2001;
  Registration Statement on Form 8-A 12B with respect to our notes, filed with the SEC on August 9, 2001;
  Registration Statement on Form 8-A 12B with respect to our stock, filed with the SEC on August 9, 2001;
  Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001; as amended by the Amendment to Quarterly Report on Form 10-Q/A, filed with the SEC on August 22, 2001, and as amended by the Amendment to Quarterly Report on Form 10-Q/A, filed with the SEC on November 14, 2001;
  Current Report on Form 8-K, dated May 18, 2001, filed with the SEC on June 1, 2001;
  Current Report on Form 8-K, dated April 20, 2001, filed with the SEC on May 8, 2001;
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001;
  Current Report on Form 8-K, dated March 16, 2001, filed with the SEC on March 22, 2001;
  Current Report on From 8-K, dated March 15, 2001, filed with the SEC on March 15, 2001;
  Current Report on Form 8-K, dated February 3, 2001, filed with the SEC on February 27, 2001;
  Annual Report on Form 10-K for the fiscal year ended December 30, 2000, filed with the SEC on April 10, 2001, as amended by the Amendment No. 1 to Form 10-K, filed with the SEC on November 13, 2001;

  Registration Statement on Form 8-A 12G, dated March 1, 1998, filed with the SEC on March 24, 1998;
  Registration Statement on Form 8-A 12G, dated January 17, 1997, filed with the SEC on January 17, 1997; and
  Registration Statement on Form 8-A, dated March 25, 1992, filed with the SEC on March 25, 1992.

We will provide you with free copies of any of these documents or any other documents that have been incorporated by reference in this prospectus, without exhibits, unless an exhibit is incorporated into the document by reference, if you write us or call us at: National Vision, Inc., 296 Grayson Highway, Lawrenceville, GA 30045, Attention: Mitchell Goodman, telephone (770) 822-4208.

FORWARD-LOOKING STATEMENTS

From time to time, information we provide or statements of our directors, officers, or employees may be "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Those statements involve numerous risks and uncertainties. Typically, that kind of information or those statements contain the words "believes," anticipates," "intends," "expects," or similar words. In any event, any information or statements made or incorporated by reference in this prospectus that are not statements of historical fact are forward-looking statements. The  forward-looking statements in this prospectus, and others that we or our representatives make, are based on a number of assumptions and involve risks and uncertainties. Consequently, actual results could differ materially. The factors we describe under the heading "Risk Factors" are some, but not all, of the reasons that results could be different.

RECENT DEVELOPMENTS

Prior to our emergence from bankruptcy, we completed the sale of the assets of our freestanding retail operations on April 20, 2001. We received approximately $7.0 million, consisting of $5.7 million in cash and a $1.3 million note receivable for those assets. The assets sold consisted primarily of furniture, fixtures and inventory at approximately 200 freestanding locations and inventory and equipment at the Fullerton, California laboratory/distribution center.

In May 2001, prior to our emergence from Chapter 11, our secured revolving credit facility with Foothill Capital expired and was replaced with a senior secured revolving credit facility from Fleet Capital Corporation. Our credit facility has a term of three years, bears interest at the prime rate plus 0.25% per annum or at LIBOR plus 2.5%, and, subject to borrowing base limitations and inclusive of letter of credit requirements, provides availability of an estimated $6.6 million.   As of December 14, 2001, we had no outstanding borrowings under our credit facility.

On May 17, 2001, we changed our name from Vista Eyecare, Inc to National Vision, Inc.

On May 18, 2001, the U.S. Bankruptcy Court for the Northern District of Georgia entered an order approving the Plan. The order became final on May 29, 2001 and the Plan became effective on May 31, 2001, at which time we emerged from bankruptcy pursuant to the terms of the Plan. Under the Plan, all of our existing equity interests, including common stock and rights to acquire common stock, and debt, including $125 million of 12¾ Senior Notes due 2005, were cancelled. We issued $120 million of secured notes due 2009 and five million shares of common stock to our unsecured creditors under the Plan on a pro rata basis. The shares of our common stock issued pursuant to the Plan constitute all of the outstanding shares of our common stock. Approximately $98 million of the notes and approximately four million shares of our common stock were issued shortly after May 31, 2001. The remaining notes and shares of our common stock have been placed in a disputed claim reserve and will be distributed upon resolution by the bankruptcy court of disputed claims under the Plan.

Due to our emergence from bankruptcy pursuant to the Plan, we implemented fresh start accounting as of June 2, 2001. Fresh start accounting principles require that we determine the value of our reorganized company. Therefore, all assets and liabilities were restated to reflect their respective fair values. As a result, the consolidated financial statements for the reorganized company starting on and going forward from June 2, 2001 will not be comparable to those of the company for the periods prior to June 2, 2001.

On June 6, 2001, we decreased our authorized shares of common stock from 100 million to 10 million shares. Our common stock and our notes were listed on the AMEX beginning on August 27, 2001.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, "earnings" represent pretax income from continuing operations plus fixed charges. "Fixed charges" consist of interest expense and amortization of fees.  This calculation does not necessarily reflect our future ability to meet our interest obligations.  For further information with respect to the following table, please see Exhibit 12.1 to the registration statement of which this prospectus is a part.

Ratio of Earning to Fixed Charges
 (dollars in thousands)

Fiscal Year 1996	Fiscal Year 1997	Fiscal Year 1998	Fiscal Year 1999	Fiscal Year 2000	Five months ended June 2, 2001 (a)	| | | | | | | |	Four months ended September 29, 2001 (a)
2.8	5.4	1.9	0.1 (b)	(0.8) (c)	0.7 (d)		0.6 (e)

______________________

  Due to our emergence from bankruptcy and implementation of fresh start accounting principles, financial statements for the reorganized company as of June 2, 2001 and for periods subsequent to June 2, 2001 will not be comparable to those of the company for the periods prior to June 2, 2001. Although the Plan became effective on May 31, 2001, for financial reporting purposes the effective date of the Plan is considered to be June 2, 2001. The results of operations for the period from May 31, 2001 through June 2, 2001 were not material. A black line has been drawn to distinguish the reorganized company and the predecessor company prior to emergence from bankruptcy.

  For the fiscal year ended January 1, 2000, earnings were insufficient to cover fixed charges by approximately $17.2 million.  Depreciation and amortization, which are non-cash charges included in earnings, were $18.6 million for the fiscal year ended January 1, 2000.

  For the fiscal year ended December 30, 2000, earnings were insufficient to cover fixed charges by approximately $14.1 million.  Depreciation and amortization, which are non-cash charges included in earnings, were $17.5 million for the fiscal year ended December 30, 2000.

  For the five month period ended  June 2, 2001, earnings were insufficient to cover fixed charges by approximately $0.3 million.  Non-cash charges included in earnings during this period included (1) a $3.9 million charge for receivables and (2) depreciation and amortization totaling $4.8 million.

  For the four month period ended September 29, 2001, earnings were insufficient to cover fixed charges by approximately $2.2 million.  Depreciation and amortization, which are non-cash charges included in earnings, were $6.5 million for the four month period ended  September 29, 2001.

DESCRIPTION OF COMMON STOCK

 Holders of our common stock are entitled to share pro rata in dividends and distributions, if any, with respect to the common stock when, as and if declared by our board of directors from funds legally available for distribution, subject to any preferential dividend rights of any issued and outstanding shares of preferred stock. Upon the liquidation, dissolution, or winding up of the company, after payment of creditors, holders of our common stock are entitled to share ratably in all remaining assets subject to the payment of any liquidation preference of any issued and outstanding shares of preferred stock. No holder of any shares of our common stock has any preemptive right to subscribe for any of our securities. The outstanding shares of our common stock are fully paid and non-assessable.

Our shareholders are entitled to one vote per share of common stock that they hold of record on all matters submitted to a vote of shareholders. Holders of our common stock are not entitled to cumulative voting rights. As a result, the holders of a majority of the shares of our common stock voting for the election of directors can elect all of our directors if they choose to do so, and, in that event, the holders of the remaining shares of common stock will not be able to elect any person or persons to our board of directors.

Our shareholder rights agreement provides us with a defensive mechanism that decreases the risk that a hostile acquirer will attempt to take control of us without negotiating directly with our board of directors. It provides that the holders of our common stock will either receive shares of preferred stock of the company or additional shares of our common stock if a person or a group of associated persons acquires or obtains the right to acquire, without the consent of our board of directors, beneficial ownership of 15% or more of the shares of our common stock. It is meant to prevent an acquirer from gaining control of us by paying an inadequate price or by using coercive techniques.

Some of the selling holders are subject to lock-up agreements which are described in the section of this prospectus entitled "Selling Holders."

PRICE RANGE OF COMMON STOCK

Our common stock was previously listed on the NASDAQ National Market System until October 12, 1999, when it began trading on the NASDAQ Small Cap Market, under the ticker symbol "VSTA." It was delisted on May 9, 2000 because its price dropped below $1.00 for a period of 30 days. It was subsequently quoted on the Electronic Bulletin Board. The then-existing common stock was deemed cancelled upon the effective date of the Plan. Our common stock, which was issued pursuant to the Plan, now trades on the AMEX under the symbol "NVI." The common stock has been trading on the AMEX since August 27, 2001. Its opening price was $5.00 per share. The following table sets forth, for the periods indicated, the quarterly high and low (1) sales price information for the period during which our common stock was traded on the NASDAQ National Market System and the NASDAQ Small Cap Market, (2) the quarterly high and low bid price for the period during which our common stock was quoted on the Electronic Bulletin Board, and (3) the sales price information during which our common stock was listed on the AMEX:

	Sales Price
	High	Low
1999
First Quarter	$6.250	$4.500
Second Quarter	$6.250	$3.625
Third Quarter	$3.938	$2.250
Fourth Quarter[1]	$2.750	$0.625

2000
First Quarter	$2.500	$0.844
Second Quarter[2]	$0.875	$0.203
Third Quarter	$0.359	$0.125
Fourth Quarter	$0.219	$0.031

2001
First Quarter	$0.025	$0.016
Second Quarter	$0.050	$0.010[3]
Third Quarter (beginning August 27, 2001) [4]	$5.000	$0.900
Fourth Quarter (through and including December 17, 2001)	$1.090	$0.300

__________________________

The closing sales price for our common stock on December 17, 2001 on the AMEX was $0.85 per share.

  The outstanding shares of our then-existing common stock ceased being listed on the NASDAQ National Market System and began trading on the NASDAQ Small Cap Market on October 12, 1999.
  The outstanding shares of our then-existing common stock ceased being listed on the NASDAQ Small Cap Market on May 9, 2000 and subsequently began being quoted on the Electronic Bulletin Board.
  The outstanding shares of our then-existing common stock were deemed cancelled and of no further force and effect on May 31, 2001 upon the effectiveness of the Plan.
  Our common stock was listed on the AMEX on August 27, 2001.

DESCRIPTION OF THE NOTES

Pursuant to the Plan, we have issued a total of $120,000,000 aggregate principal amount of our 12% Senior Secured notes due 2009.  $90,965,000 of our notes were distributed upon our emergence from bankruptcy on May 31, 2001, and an additional $9,465,000 of the notes have subsequently been distributed. The remaining notes will be distributed by us in one or more distributions in accordance with the terms of the Plan. $47,289,000 aggregate principal amount of the notes are being registered by us for sale by the selling holders pursuant to the Form S-3 Registration Statement filed in connection with this prospectus.

The following summary is qualified in its entirety by reference to our indenture, dated June 15, 2001, as amended, and the Trust Indenture Act of 1939, under which the indenture is qualified, which set forth the full rights, powers and limitations of the notes. Our indenture and the amendments to it have been filed as exhibits to the registration statement of which this prospectus is a part.

Principal, Maturity and Interest

The Plan provides for the issuance of notes in an aggregate principal amount of $120,000,000. Our notes bear interest at the rate of 12% per annum.   If principal or interest payments are overdue, we will pay interest on those overdue payments at the rate of 14% per annum. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months and, in the case of a partial month, the actual number of days elapsed. The notes mature on March 30, 2009, but are subject to optional and mandatory redemptions of principal.

Authentication and Delivery

Notes are not valid unless they have been executed by us and authenticated by an authorized representative of the trustee under our indenture. Notes are distributed by the trustee in its capacity as paying agent to persons or entities that are deemed to be our unsecured creditors by the bankruptcy court.

Redemption

Mandatory Redemption. Our notes shall be redeemed, in whole or in part, on each February 28 and August 31, called in the indenture the mandatory redemption payment dates, by payment of 100% of our excess cash flow, subject to financial adjustments, to the registered holders of the notes on each February 13 or August 15, respectively, immediately prior to the relevant mandatory redemption payment date. Excess cash flow is defined in the indenture to mean:

  consolidated earnings before interest, taxes, depreciation and amortization for the fiscal six-month period expiring on the last day, called the balance sheet date in the indenture,  of each December and June, respectively, prior to each mandatory redemption payment date.  The initial balance sheet date after issuance of the notes is designated as December 31, 2001 and the initial mandatory redemption payment date after issuance of the notes is February 28, 2002;

  plus some decreases in our working capital; but

  less:

(1) various taxes, interest, non-cash charges and after-tax losses,
(2) expenditures on capital assets,
(3) various increases in working capital,

(4) payments or prepayments of principal and fees or other amounts under our credit facility,
(5) any optional redemption amount paid by us,
(6) payments of various restructuring expenses, and
(7) any payments made with respect to some change of control offers;

provided, however, that any payment of excess cash flow shall be reduced to the extent necessary so that, after giving effect to the payment, the amount of cash possessed by us as of each respective Balance Sheet Date is at least $3,000,000. Cash we possess is determined on a consolidated basis in accordance with generally accepted accounting principles referred to as GAAP.

Optional Redemption. Our notes are redeemable, at our option, in whole at any time or in part from time to time, on a pro rata basis, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of their principal amount, plus, in each case, unpaid interest that has accrued on them, if any, to the date of redemption. If we consummate an equity offering, the proceeds of the offering will be used to (1) pay (subject to waiver by the lender under the credit facility) amounts owing under our credit facility and (2) make principal payments (subject to waiver by the holders of a majority in aggregate principal amount of our notes) on our notes. In order to effect the redemption described in this paragraph with the proceeds of any equity offering, we must make the redemption not more than 120 days after the consummation of the equity offering. Our notes are subject to covenants that are described below, some of which may cause the notes to be redeemed in whole or in part.

Satisfaction and Discharge of Indenture; Defeasance

Our indenture will be discharged and of no further effect (except as to surviving rights expressly provided for in the indenture) as to all outstanding notes when:

  either (1) all notes that have been authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has otherwise been deposited in trust or segregated and held in trust by us and then later repaid to us or discharged from the trust) have been delivered to the trustee for cancellation or (2) all of our notes not already delivered to the trustee for cancellation have become due and payable and we have irrevocably deposited or caused to be deposited with the trustee funds in an amount sufficient to pay and discharge the entire indebtedness on our notes not previously delivered to the trustee for cancellation, for principal of and interest on the notes to the date of deposit together with irrevocable instructions from us directing the trustee to apply those funds to the payment thereof at maturity or redemption, as the case may be; provided that from and after the time of deposit, the money deposited shall not be subject to the rights of the lender under the credit facility;

  we have paid all other sums payable under our indenture by us; and

  we  have delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under our indenture relating to the satisfaction and discharge of the indenture have been complied with.

If we at any time deposit with the trustee U.S. legal tender or U.S. government obligations sufficient to pay the principal of and interest on our notes to redemption or maturity and comply with the other provisions of our indenture relating to the payments on the notes, we will be discharged from most of the provisions of the indenture and the notes (including some covenants within the notes and including, under some circumstances, our obligation to pay the principal of and interest on the notes but without affecting the rights of the holders of notes to receive payment in full from those deposits).

Notes Secured

Our notes are secured, subject to a lien on our assets by the holder of our credit facility to which the holders of the notes are subordinated, by a lien in all of our  right, title and interest whether now owned or acquired in, to, and under that portion of the following types of personal property now owned or acquired by us in which a security interest may be granted and perfected under the provisions of Article 9 of the Uniform Commercial Code as in effect on the date of the indenture in the State of Georgia, referred to as the UCC,  and as to which any federal law of the United States has not preempted the UCC with respect to the validity, enforceability, perfection or priority of security interests in that type of property:

   all accounts (including without limitation health care insurance receivables);

  all supporting obligations;

  all letter of credit rights;

  all letters of credit;

  all chattel paper (including without limitation electronic chattel paper);

  all documents;

  all equipment;

  all general intangibles (including without limitation payment intangibles);

  all deposit accounts;

  all commodity accounts;

  all commodity contracts;

  all money;

  all goods;

  all instruments;

  all inventory;

  all investment property; and

  to the extent not otherwise included, all proceeds and products of any of the foregoing and all accessions to, substitutions and replacements for, and rents and profits of, each of the things listed above.

After we have repaid the principal and interest owing on the notes, the trustee will execute instruments to release the above property from the liens under the indenture.

Subordination

Our notes are subordinated in right of payment, in the manner and to the extent set forth in our indenture, to the prior payment in full in cash or cash equivalents of our credit facility. If a default occurs under our credit facility, no payments or distributions will be made to holders of notes until the default is cured or waived. The subordination of the notes is limited so that at no time will our notes be subordinated to any portion of the indebtedness under our credit facility in excess of the sum of

  $15,000,000, plus

  accrued interest in respect of the credit facility and fees at any time owing to the lender under the credit facility, in each case as and to the extent provided under the credit facility, plus various expenses of the lender under the credit facility for enforcement of its rights under the credit facility.

As of December 14, 2001, there were no outstanding borrowings under our credit facility.

Covenants

Our indenture imposes some limitations on the ability of the company and our subsidiaries to, among other things, incur additional indebtedness, pay dividends, acquire our stock or make various other restricted payments or investments, consummate various asset sales, enter into various transactions with affiliates, incur liens, impose restrictions on the ability of a subsidiary to pay dividends or make various payments to us and our subsidiaries, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. These limitations are subject to a number of important qualifications and exceptions. Pursuant to the covenant with respect to changes of control, upon the occurrence of a change of control, as defined in our indenture, each holder of notes has the right to require that we purchase all or a portion of that holder’s notes at a purchase price equal to 100% of the aggregate outstanding principal amount of the notes plus all accrued and unpaid interest due on them. Pursuant to the covenant with respect to asset sales, if we permit some types of sales of our assets, we may be required to use a portion of the proceeds of the sale to make redemptions of all or part of the principal owing on the notes.

Our indenture prohibits us from merging or disposing of all or substantially all of our assets unless we are the surviving entity in the merger, or our successor assumes our obligations under the notes and has a greater consolidated net worth after the assumption than we have before the assumption.

Evidence of Compliance

We must deliver to the trustee, after the end of each fiscal year, an officers’ certificate stating that we have reviewed our activities during the preceding fiscal year to determine whether or not we have met our obligations under the indenture, and that no default or event of default, as defined in the indenture, has occurred or is continuing under the indenture. The officers’ certificate shall also notify the trustee should we elect to change the manner in which we fix our fiscal year end. In addition, so long as any of the notes are outstanding, if any default or event of default has occurred and is continuing or if any note holder seeks to exercise any remedy under the indenture with respect to a claimed default under the indenture or the notes, we will promptly deliver to the trustee an officers’ certificate specifying what the claim is.

Events of Default

The following events are defined in our indenture as events of default:

  the failure to pay interest on any notes when it becomes due and payable and the default continues for a period of 30 days;

  the failure to pay the principal on any notes, when the principal becomes due and payable, at maturity, upon redemption or otherwise; including the failure to make a payment to purchase notes tendered pursuant to a change of control offer or make a mandatory redemption pursuant to the terms of the indenture;

  a default in the observance or performance of any other covenant or agreement contained in the indenture which default continues for a period of 30 days after the company receives written notice specifying the default, and demanding that the default be remedied, from the trustee or the holders of at least 25% of the outstanding principal amount of the notes (except in the case of a default with respect to the "Merger, Consolidation and Sale of Assets" provisions of the indenture, which will constitute an event of default with the notice requirement but without the passage of time requirement);

  the failure to pay at final maturity, giving effect to any applicable grace periods and any extensions thereof, the principal amount of any indebtedness, as defined in the indenture, of the company or its subsidiaries, or the acceleration of the final stated maturity of that indebtedness which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the company or our subsidiaries of notice of any acceleration, if the aggregate principal amount of indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $5,000,000 or more at any time;

  one or more judgments in an aggregate amount in excess of $5,000,000 shall have been rendered against us or any of our subsidiaries and those judgments remain undischarged, unpaid or unstayed for a period of 60 days after the judgment or judgments become final and non-appealable; or

  bankruptcy events affecting us or any of our significant subsidiaries.

If an event of default occurs and is continuing, State Street Bank and Trust Company, as trustee under the indenture, or the holders of not less than 25% in aggregate principal amount of our notes then outstanding may declare all the notes to be due and payable in the manner, at the time and with the effect provided in our indenture. Holders of our notes may not enforce our indenture or the notes except as provided in the indenture and the Trust Indenture Act. The trustee is not obligated to enforce our indenture or the notes unless it has received indemnity reasonably satisfactory to it. Our indenture permits, subject to some limitations, holders of a majority in aggregate principal amount of the notes then outstanding to direct the trustee in its exercise of any trust or power subject to some limitations that protect the trustee.

Modification of Indenture

Subject to some exceptions set forth in our indenture, without notice to or consent of any holder of our notes, the parties thereto may amend or supplement the indenture or the notes to, among other things, cure any ambiguity, defect or inconsistency, provide for uncertificated notes in addition to or in place of certificated notes, comply with any requirements of the SEC in order to effect or maintain the qualification of the indenture under the TIA or comply with the provisions of the indenture relating to merger, consolidation and sale of assets, or make any other change that does not adversely affect the rights of any holder of a note. The indenture or the notes may be amended or supplemented and past defaults or events of default or noncompliance with any provision may be waived with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding, except for provisions with respect to some economic terms including but not limited to:

  reduction of the number of holders required to amend the indenture or the notes,

  reduction of the rate of interest or changes of dates for interest payments,

  reductions of the amount of principal due on the notes or changes of the maturity or principal payment dates,

  changes in the required currency for payment of the notes,

  changes of the provisions protecting the rights of holders to receive payment,

  changes to the change of control or asset sales provisions,

  changes to the provisions relating to optional redemptions, and changes to the provisions regarding subordination of the notes.

The Trustee

Our indenture and the provisions of the Trust Indenture Act contain limitations on the rights of the trustee, should it become a creditor of the company, to obtain payments of claims in some cases or to realize on property received in respect of claims as security or otherwise. Subject to the Trust Indenture Act, the trustee will be permitted to engage in other transactions; provided that if the trustee acquires any conflicting interest as described in the Trust Indenture Act, it must eliminate the conflict or resign.

The trustee has initially been designated as the registrar and paying agent for the notes. The trustee records transfers of notes in its capacity as registrar.

Our notes are listed on the AMEX under the symbol "NVI.A."

SELLING HOLDERS

The following table sets forth the names of the selling holders, the number of shares of our stock and our notes beneficially owned by each selling holder as of December 14, 2001, the percentage of our total outstanding stock and notes owned by each selling holder as of December 14, 2001, and the maximum number of shares of our stock and aggregate principal amount of our notes that may be offered for sale by each selling holder pursuant to this prospectus. We will not receive any of the proceeds from any sale of our stock or our notes sold using this prospectus. Except as set forth in the footnotes to the table below, no selling holder has had any position, office, or other material relationship with us or any of our predecessors or affiliates within the past three years.

	Stock Owned Prior to Offering	Percentage of Stock Prior to Offering	Principal Amount of Notes Owned Prior to Offering	Percentage of Notes Prior to Offering	Stock Offered for Sale	Notes Offered for Sale

Scudder High Yield Series Scudder High Yield Fund (a)	662,910	13.26%	$15,956,000	13.30%	662,910	$15,956,000
Scudder High Income Trust (a)	73,874	1.48%	$1,778,000	1.48%	73,874	$1,778,000
Scudder Multi-Market Income Trust (a)	66,599	1.33%	$1,603,000	1.34%	66,599	$1,603,000
Scudder Strategic Income Trust (a)	14,271	0.29%	$344,000	0.29%	14,271	$344,000
Scudder Strategic Income Fund (a)	152,506	3.05%	$3,671,000	3.06%	152,506	$3,671,000
Scudder Variable Series II – Scudder High Yield Portfolio (a)	69,397	1.39%	$1,670,000	1.39%	69,397	$1,670,000
Scudder Portfolio Trust – Scudder High Yield Opportunity Fund (a)	51,208	1.02%	$1,233,000	1.03%	51,208	$1,233,000
Scudder Global Opportunities Fund – U.S. High Yield Bond Fund (a)	6,156	0.12%	$148,000	0.12%	6,156	$148,000
Adams Street CBO 1998-LTD. (a)	167,896	3.36%	$4,041,000	3.37%	167,896	$4,041,000
Scudder Monthly Income Fund. (a)	11,193	0.22%	$269,000	0.22%	11,193	$269,000
U.S. Bancorp Investments, Inc. (b)	688,654	13.77%	$16,576,000	13.81%	688,654	$16,576,000

_________________________

(a)

Zurich Scudder Investments, Inc. is the investment manager for this selling holder, and may be deemed to hold a beneficial ownership in the shares currently held by it. During 2000-2001, Zurich Scudder Investments, Inc. served on the Official Committee of Unsecured Creditors of Vista Eyecare, Inc. (n/k/a National Vision, Inc.). Zurich Scudder Investments, Inc. manages accounts which hold in the aggregate approximately 25.5% of our common stock. This selling holder was a former holder of our 12 ¾% Senior Notes due 2005 and was thus an unsecured creditor or ours in bankruptcy. As part of the Plan, this holder received its pro rata portion of our common stock and our notes in the same manner as did our other unsecured creditors. Neither this selling holder nor Zurich Scudder Investments, Inc. now has, or in the past has had, a representative on our board of directors.

(b)

U.S. Bancorp Investments, Inc. was a member of the Official Committee of Unsecured Creditors of Vista Eyecare, Inc. (n/k/a National Vision, Inc.) during 2000-2001. It was a former holder of our 12¾% Senior Notes due 2005 and was thus an unsecured creditor of ours in bankruptcy. As part of the Plan, U.S. Bancorp Investments, Inc. received its pro rata portion of our common stock and our notes in the same manner as did our other unsecured creditors. U.S. Bancorp Investments, Inc. neither has, nor in the past has had, a representative on our board of directors.

The selling holders may offer and sell all or a portion of the common stock and/or the notes of ours that they own from time to time, but are under no obligation to offer or sell any of our common stock or our notes. Because the selling holders may sell all, none, or any part of the common stock from time to time, no estimate can be given as to the number of shares of common stock or the aggregate principal amount of notes that will be beneficially owned by the selling holders upon termination of any offering by them or as to the percentage of the total outstanding common stock or notes of ours that the selling holders will beneficially own after termination of any offering.

Holders of 5% or more of our common stock as of the effective date of the Plan have been made subject to a lock-up. Scudder High Yield Series - Scudder High Yield Fund and U.S. Bancorp Investments, Inc. were the only entities that signed a lock-up areement with us. They have agreed not to sell their common stock for six months following the effective date of the Plan, and to sell it only upon the written consent of our board of directors for an additional 30 months after the expiration of the initial six month period. Consent by our board of directors may only be withheld if any sale of our common stock would result in or materially increase the likelihood of material adverse tax consequences to us.

This prospectus also covers possible sales by presently unknown persons who may become the record or beneficial owners of some of our common stock and our notes as a result of private transactions, including pledges, donations, and transfers. Each potential transferee of a named selling holder will be deemed to be a selling holder for purposes of selling our common stock and our notes using this prospectus. To the extent required by applicable law, information (including the name and number of shares of our common stock and aggregate principal amount of our notes owned and proposed to be sold) about the transferees, if there shall be any, will be set forth in an appropriate supplement to this prospectus.

PLAN OF DISTRIBUTION

Our common stock and our notes may be offered and sold by or for the account of the selling holders (or their pledgees, donees, or transferees), from time to time as market conditions permit, on the AMEX, any other exchange on which the stock or the notes may be listed, over the counter, or otherwise, at prices and on terms then prevailing or in negotiated transactions. Our common stock and our notes may be sold by one or more of the following methods, without limitation:

  a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker or dealer (including a specialist or market maker) as principal and resale by a broker or dealer for its account pursuant to this prospectus;
  an underwritten offering, subject to compliance with applicable disclosures concerning the identity and compensation arrangements of each firm acting as underwriter;
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;
  face-to-face transactions between sellers and purchasers without a broker-dealer;
  transactions in options, swaps, or other derivatives (whether exchange listed or otherwise), or settlements of short sales;

  sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers; and
  any combination of the sales methods listed above, or by any other legally available means.

In addition, the selling holders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of the common stock or the notes in the course of hedging the positions they assume with a selling holder. The selling holders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery to those broker-dealers of the shares of the stock or the notes which shares of common stock or notes may be later resold  pursuant to this prospectus.  Selling holders may also resell all or a portion of their shares of our common stock or our notes in open market transactions in reliance upon Rule 144 under the Securities Act, provided, that they meet the criteria and conform to the requirements of that Rule.

In effecting sales, brokers or dealers engaged by the selling holders may arrange for other brokers or dealers to participate. Those brokers or dealers may receive commissions or discounts from the selling holders and/or the purchasers of our common stock and/or our notes for whom the brokers or dealers act as agents or to whom they sell as principals, or both, in amounts to be negotiated (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling holders will be subject to the prospectus delivery requirements of the Securities Act.  At the time a particular offer of the common stock or the notes is made by one or more of the selling holders, a prospectus supplement, if required, will be distributed to set forth the aggregate number of shares of the common stock or aggregate principal amount of the notes being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, and other items constituting compensation from the selling holders, and any discounts, commissions, or concessions allowed or reallocated or paid to dealers, including the proposed selling price to prospective purchasers. The selling holders and any brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with those sales. There can be no assurance, however, that all or any of the common stock or the notes will be offered by the selling holders.  We know of no existing arrangements between any selling holder and any broker, dealer, finder, underwriter, or agent relating to the sale or distribution of our common stock or notes.  We have informed the selling holders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

We will not receive any of the proceeds of any sale of our common stock or our  notes by the selling holders. We will bear substantially all expenses of the registration of this offering under the Securities Act, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of our counsel and independent public accountants, fees of the NASD, transfer taxes, fees of transfer agents and registrars, and costs of insurance, if any. All underwriting fees, discounts, and selling commissions applicable to the sale of any stock or notes and all out-of-pocket expenses (other than reasonable fees and expenses of one counsel acting on behalf of the selling holders as a group) will be borne by the selling holders or by those persons other than us as agreed by and among the selling holders and the other persons.

We have also agreed to indemnify the selling holders and any underwriter any of them may engage to sell the common stock and/or the notes of ours that they own against various liabilities in connection with the registration of the common stock and the notes, including liabilities under the Securities Act. The selling holders have agreed to indemnify us against some potential liabilities in connection with the registration of the common stock and the notes, including liabilities under the Securities Act.

EXPERTS

The audited financial statements incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in this prospectus in reliance upon the authority of that firm as experts in auditing and accounting in giving said reports.

Reference is made to said reports which include an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in Note 3 to the audited financial statements.

TABLE OF CONTENTS

Risk Factors
Where You Can Find More Information
Forward-Looking Statements
Recent Developments
 Ratio of Earnings to Fixed Charges
Description of the Common Stock
Price Range of Common Stock
Description of the Notes
Selling Shareholders
Plan of Distribution
Experts

2 14 15 16 17 18 19 20 26 27 29	| | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | |	1,964,664 Shares of Common Stock $47,289,000 of 12% Senior Secured Notes due 2009 PROSPECTUS December __, 2001

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.       OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated, except the SEC registration fee.

SEC registration fee	$ 8,702.20
Legal fees and expenses	$ 80,000.00
Accounting fees and expenses	$ 10,000.00
Miscellaneous expenses	$ 2,297.00

Total	$ 101,000.00

ITEM 15.       INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Amended and Restated Articles of Incorporation provide that no director will be personally liable to us or our shareholders for monetary damages for breach of duty of care or other duty owed to the Company as a director, except that such provision will only eliminate or limit the liability of a director to the extent permitted from time to time by the Georgia Business Corporation Code or any successor law or laws.

Article V of our Amended and Restated Bylaws authorizes indemnification of our officers and directors for any liability and expense incurred by them in connection with or resulting from any threatened, pending or completed legal action or other proceeding or investigation by reason of such person being or having been an officer or director. An officer or director may only be indemnified if he acted in good faith and in a manner he reasonably believed (a) in the case of conduct in his official capacity, that such conduct was in the best interests of the Company, (b) in all other cases, that such conduct was at least not opposed to the best interests of the Company, and (c) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. No officer or director who has been adjudged liable to the Company or adjudged liable for the improper receipt of a personal benefit is entitled to indemnification.

Any officer or director who has been wholly successful on the merits or otherwise in defense of any proceeding to which he was a party, or in defense of any claim because of his official capacity is entitled to indemnification as to reasonable expenses by the Company as of right. All other determinations in respect of indemnification shall be made: (1) if there are two or more disinterested directors, by a majority vote of all the disinterested directors (a majority of whom shall for such purpose constitute a quorum) or by a majority of the members of a committee of two or more disinterested directors appointed by such a vote; (2) by special legal counsel selected in a manner prescribed in (1) of this paragraph, or if there are fewer than two disinterested directors, selected by the board of directors in which selection directors who do not qualify as disinterested directors may participate; or (3) by the affirmative vote of at least two-thirds of the votes cast by shareholders when such determination is put up for shareholder approval, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted on the determination.

The provisions of our Bylaws on indemnification are consistent in all material respects with the laws of the State of Georgia, which authorize indemnification of corporate officers and directors.

Each of our Directors and certain of our officers have entered into Indemnification Agreements with the Company. In those Agreements, we have agreed to hold harmless and indemnify the signing party to the fullest extent provided by Section 14-2-851 of the Georgia Business Corporation Code, which provides the statutory basis for the indemnification of directors and officers of a Georgia corporation. Subject to certain limitations, we have further agreed to hold harmless and indemnify each director or officer signing an Indemnification Agreement against any and all expenses (including reasonable attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such director or officer in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (including an action by or in the right of the Company) to which such director or officer is, was or at any time becomes a party, or is threatened to be made a party, by reason of the fact that such director or officer is, was or at any time becomes a director, officer, employee, or agent of the Company, or is or was serving or at any time serves at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise. In addition, if the indemnification provided for above is unavailable, we have agreed to contribute, in certain circumstances, to the amount of expenses, judgments, fines, penalties and settlements paid or payable by such director or officer where we are jointly liable with such director or officer.

Our directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations. In addition, our Registration Rights Agreement dated May 31, 2001, by and among the Company and certain holders of our Stock, contains certain provisions pursuant to which certain officers, directors and controlling persons of the Company may be entitled to be indemnified by the holders and Additional Holders (as defined in the Registration Rights Agreement) of the Notes.

ITEM 16.       EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)       The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description of Exhibit
2.1

First Amended Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code, filed by Vista Eyecare, Inc. and Certain of its Debtor Subsidiaries, dated April 13, 2001, incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 1, 2001.

2.2

Modification to First Amended Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code, filed by Vista Eyecare, Inc. and Certain of its Debtor Subsidiaries and First Amended Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code, Filed by Frame-N-Lens Optical, Inc.; Midwest Vision, Inc.; New West Eyeworks, Inc., and Certain of Their Debtor Subsidiaries, dated May 17, 2001, incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 1, 2001.

3.1

Amended and Restated Articles of Incorporation of the Company, dated April 8, 1992, as amended, incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 8-A filed with the SEC on August 9, 2001.

3.2

Amended and Restated By-Laws of the Company, incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1, registration number 33-46645, filed with the SEC on March 25, 1992, and amendments thereto.

4.1	Form of Common Stock Certificate, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed with the SEC on August 9, 2001.
4.2

Rights Agreement, dated as of January 17, 1997, between the Company and Wachovia Bank of North Carolina, N.A., incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form 8-A filed with the SEC on January 17, 1997.

4.3

Amendment to Rights Agreement, dated as of March 1, 1998, between the Company and Wachovia Bank of North Carolina, N.A., incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form 8-A filed with the SEC on March 24, 1998.

4.4

Indenture, dated as of June 15, 2001, between the Company and State Street Bank and Trust Company, as trustee, incorporated by reference to Exhibit TC3 to the Company’s Application for Qualification of Indenture on Form T-3 filed with the SEC on May 31, 2001.

4.5

First Amendment of Indenture, dated as of July 6, 2001, between the Company and State Street Bank and Trust Company, as trustee, incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 8-A filed with the SEC on August 9, 2001.

4.6

Registration Rights Agreement, dated as of May 31, 2001, among the Company and the Holders (as defined therein) of registrable securities, incorporated by reference to Exhibit 4.8 to the Company’s Amendment to Quarterly Report on Form 10-Q/A filed with the SEC on August 22, 2001.

4.7	Amendment to Registration Rights Agreement, dated as of August 7, 2001, among the Company and the Holders (as defined therein) of registrable securities, incorporated by reference to Exhibit 4.9 the Company’s Amendment to Quarterly Report on Form 10-Q/A filed with the SEC on August 22, 2001.
4.8	Lock-Up Agreement, dated May 31, 2001, between Scudder High Yield Series – Scudder High Yield Fund and the Company.*
4.9	Lock-Up Agreement, dated May 31, 2001, between U.S. Bancorp Investments, Inc. and the Company.*
4.10	Second Amendment of Indenture, dated as of December 7, 2001, between the Company and State Street Bank and Trust Company, as trustee.
5.1	Opinion of Kilpatrick Stockton LLP.*
12.1	Statement regarding Computation of Ratios.**
23.1	Consent of Arthur Andersen LLP.

23.2	Consent of Kilpatrick Stockton LLP (included in Exhibit 5.1).*
25.1	Statement of Eligibility of Trustee on Form T-1, incorporated by reference to Exhibit 99.1 to the Company’s Application for Qualification of Indenture on Form T-3 filed with the SEC on May 31, 2001.
(b)	Financial Statement Schedules Not Applicable.

___________________________
*          Previously filed.
**        Supercedes previously filed Exhibit.

ITEM 17.       UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1)          To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)          That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)          The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this amendment to Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lawrenceville, State of Georgia, on December 20, 2001.

NATIONAL VISION, INC. By: /s/ Mitchell Goodman Mitchell Goodman, Senior Vice President and General Counsel

Pursuant to the requirements of the Securities Act, this Amendment to Registration Statement has been signed by the following persons in the capacities indicated on the 20th day of December,  2001.

Signature	Title
* James W. Krause	Chief Executive Officer, President and Chairman of the Board
* Angus C. Morrison	Senior Vice President and Chief Financial Officer
* Timothy W. Ranney	Vice President and Corporate Controller
* Robert Floum	Director
* Myrel Neumann	Director
* Jeffrey Snow	Director
* Peter T. Socha	Director
* By: /s/ Mitchell Goodman Mitchell Goodman, as attorney-in-fact.